So 3/6/02

SECURITI 02018389 ISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42123

FEB 28 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AXA Distributors, LLC / formerly Equitable Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas
(No. and Street)

New York	New York	10104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick K. O'Shea - Vice President (212) 314-5648
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — if individual, state last, first, middle name)

1177 Avenue of the Americas,	New York	New York	10036-2798
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Patrick K. O'Shea, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equitable Distributors, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Patrick O'Shea
Signature

Vice President & Chief Financial Officer
Title

Orchid Garbutt
Notary Public

Orchid Garbutt
Notary Public, State of New York
No: 01GA6049018
Qualified in: Kings County
Certificate filed in New York County
Commission Expires: 10/02/2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of ~~Income (Loss)~~ Operations.
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors and Stockholder of
Equitable Distributors, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Equitable Distributors, Inc. (the "Company") at December 31, 2001, and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 15, 2002

Equitable Distributors, Inc.
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Financial Condition
December 31, 2001

Assets		
Cash and cash equivalents	$	17,249,462
Prepaid commissions		918,264
Receivable from an affiliated Trust		2,266,869
Total assets		20,434,595
Liabilities and Stockholder's Equity		
Liabilities		
Payable to ELAS, net		9,986,068
Accounts payable, accrued expenses and other liabilities		1,058,524
Payable to brokers		136,897
Total liabilities		11,181,489
Stockholder's equity		
Common stock, par value $1 per share; 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		26,841,615
Accumulated deficit		(17,589,509)
Total stockholder's equity		9,253,106
Total liabilities and stockholder's equity	$	20,434,595

The accompanying notes are an integral part of these financial statements.

Equitable Distributors, Inc.
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Operations
For the Year Ended December 31, 2001

Revenues		
Commission reimbursements from ELAS	$	127,911,743
Fee income from ELAS and affiliated Trust		107,709,866
Interest income		461,314
Total revenues		236,082,923
Expenses		
Commissions expense		127,911,743
Clerical and personnel service charges from ELAS		107,709,866
Total expenses		235,621,609
Income before Federal income tax		461,314
Federal income tax expense		161,460
Net income	$	299,854

The accompanying notes are an integral part of these financial statements.

Equitable Distributors, Inc.
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at January 1, 2001	$ 1,000	$ 26,841,615	$ (17,889,363)	$ 8,953,252
Net income	-	-	299,854	299,854
Balance at December 31, 2001	$ 1,000	$ 26,841,615	$ (17,589,509)	$ 9,253,106

The accompanying notes are an integral part of these financial statements.

Equitable Distributors, Inc.
(A wholly owned subsidiary of Equitable Holdings, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities		
Net income	$	299,854
Adjustments to reconcile net income to net cash used in operating activities		
(Increase) decrease in operating assets		
Prepaid commissions		1,232,162
Receivable from an affiliated Trust		(241,423)
Increase (decrease) in operating liabilities		
Accounts payable, accrued expenses and other liabilities		(1,118,169)
Payable to ELAS, net		7,053,091
Payable to brokers		(291,349)
Net cash provided by operating activities		6,934,166
Net increase in cash and cash equivalents		6,934,166
Cash and cash equivalents at January 1, 2001		10,315,296
Cash and cash equivalents at December 31, 2001	$	17,249,462
Supplemental disclosure of cash flow information		
Federal income tax benefits received	$	7,460,000

1. Organization

Equitable Distributors, Inc. (the "Company") is a wholly owned subsidiary of Equitable Holdings, LLC. ("Holdings"), and an indirect subsidiary of The Equitable Life Assurance Society of the United States ("ELAS"), whose ultimate parent is AXA , a French company. AXA is a holding company for an international group of insurance and related financial services companies.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company engages in the distribution of variable annuity and life insurance contracts issued by ELAS through third party securities firms, financial planners and banks.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments in money market funds are considered cash equivalents. The carrying amount of such cash equivalents approximates their fair value due to the short term nature of these investments. As of December 31, 2001, $17,141,642 of cash equivalents were held in an affiliated entity's money market fund. Interest income is accrued as earned.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company had net capital of $5,559,792, which exceeded required net capital of $745,432 by $4,814,360. The Company's ratio of aggregate indebtedness to net capital was 2.01 to 1.

4. Transactions with Affiliates

As discussed in Note 1, the Company distributes variable annuity and life insurance contracts issued by ELAS, for which it earns fees based upon its net distribution assets in accordance with a Distribution Agreement with ELAS. The Distribution Agreement also provides for the reimbursement by ELAS to the Company for commission expenses incurred by the Company.

Pursuant to Distribution Agreements with EQ Advisors Trust (the "Trust") an affiliated open-end management investment company, the Company receives distribution fees on average net assets attributable to Trusts' shares issued in connection with the sale of variable annuity and life insurance contracts.

Pursuant to an Agreement for Cooperative and Joint Use of Personnel, Property and Services, ELAS provides the Company with the personnel to perform management, administrative, clerical and sales services and makes available the use of certain property and facilities. During 2001, the Company reimbursed ELAS $107,709,866 for the cost of providing such services. The Company is reimbursed for such costs to the extent they exceed distribution fees received from the Trust.

5. Taxes

The Company is included in the consolidated Federal income tax return filed by AXA Financial, Inc. and files separate state and local income tax returns. The Statement of Financial Condition includes income tax payable of $137,459. Under a tax sharing agreement, Holdings allocates to the Company its share of the consolidated Federal tax expense or benefit based upon the principles of separate company calculations. Tax benefits for losses are provided to the extent losses are used in the consolidated ELAS subgroup Federal income tax return. The expected federal income tax equals the statutory tax rate of 35%.

The Company has State and Local deferred tax assets arising from net operating losses for which a full valuation reserve has been taken. The Company has determined that it is more likely than not that the deferred tax asset will not be realized.

6. Subsequent Events

On January 1, 2002, the Company was merged into AXA Distributors, LLC ("ADLLC"), a wholly owned limited liability corporation owned by Holdings, leaving ADLLC the surviving company.

On January 1, 2002, the Company began distributing mutual funds of AXA Premier Trust, an affiliated open-end management investment company, through third party securities firms, financial planners and banks.

Equitable Distributors, Inc.
(A wholly owned subsidiary of Equitable Holdings, Inc.)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2001

Schedule I

Net capital		
Total stockholder's equity	$	9,253,106
Nonallowable assets		
Prepaid commissions		918,264
Receivable from an affiliated Trust		2,266,869
Net capital before haircuts on securities position		6,067,973
Haircuts on cash and cash equivalents		508,181
Net capital	$	5,559,792
Computation of basic net capital requirement		
Aggregate Indebtedness	$	11,181,489
Minimum capital required (the greater of $25,000 or 6 2/3% of aggregate indebtedness)	$	745,432
Capital in excess of minimum requirements	$	4,814,360
Ratio of aggregate indebtedness to net capital		2.01 to 1

There are no material differences between the above computations and those included in the Company's unaudited FOCUS Report as of December 31, 2001.

Equitable Distributors, Inc.
(A wholly owned subsidiary of Equitable Holdings, LLC)
Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2001 **Schedule II**

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraphs (k)(2)(i) and (k)(2)(ii) of that Rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Accounting Control Pursuant to SEC Rule 17a-5

To the Board of Directors and Stockholder of
Equitable Distributors, Inc,

In planning and performing our audit of the financial statements and supplemental schedules of Equitable Distributors, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures referred to in the preceding paragraph can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and

procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 15, 2002

Equitable Distributors, Inc.

(A wholly owned subsidiary of
Equitable Holdings, LLC)
Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 of the Securities
Exchange Act of 1934
As of and for the year ended December 31, 2001